

Secured
INVESTMENT LENDING
NMLS# 398266

Date: March 28, 2018

Email: eva@securedinvestmentlending.com

Property: 2939 Compton Road, Cincinnati, OH 45251

To Whom It May Concern:

This letter is to advise you that Nicciwillis and Co. has been approved for the purchase of the above referenced property and we are providing the funding.

This is a direct equity loan in the amount $200,000.00. Furthermore, there are no contingencies other than evidence of clear title, no code violations, the availability of hazard, wind & flood insurance on the day of closing and the property be maintained in substantially the same or similar AS/IS condition as it was on the contract date.

Funds will be available on this property following a review of a lender's title commitment and a closing statement.

Sincerely,

Eva Stewart

NMLS# 1222919

Loan Originator

Secured Investment Lending Corp. License #398266

483 Montgomery Place, Altamonte Springs, FL 32714 -Office 407-878-2830 -Fax 407-878-2831
www.SecuredInvestmentLending.com